

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2017

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76
Santiago, Chile

> **Re: Enel Chile S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 1, 2017**
> **File No. 333-221156**
>
> **Amendment No. 1 to Schedule 13E-3 and Schedule TO-T filed by Enel**
> **Generacion Chile S.A., Enel Chile S.A., et. al.**
> **Filed December 1, 2017**
> **File No. 005-85152**

Dear Mr. Cotugno:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2017 letter.

Amendment No. 1 to Registration Statement on Form F-4

General

1.   Rule 14d-9(b)(1) provides that after a tender offer commences, certain enumerated entities and individuals who publicly express an opinion regarding that tender offer must file a Schedule 14D-9. The entities and individuals to which this Rule applies include both the subject company of the tender offer, and its officers and directors. See Rule 14d-9(e)(1). Since it appears that each of the directors of Enel Generacion is making a recommendation regarding the Reorganization (which includes the Offers) in the revised

prospectus, it appears Rule 14d-9 would apply to them. Please include each as a filer and signatory on the Schedule 14D-9 when filed, or advise.

2.   Refer to comment 7 and your response regarding the timing of payment for shares tendered in the Offers. Rule 14d-1(d) provides flexibility for the offeror to pay in accordance with Chilean rules without violating the prompt payment requirements of Rule 14e-1(c). Your response to comment 7 indicates that payment for tendered shares will be made on the first Chilean business day of the month following the month in which the results of the Offers are published. Potentially it appears that payment for tendered shares could take 30 days. Revise the prospectus to more specifically describe how long payment will take, consistent with your response, rather than simply stating that payment will happen "promptly." In addition, in your response letter, tell us whether this is the fastest payment may occur under Chilean practice; if not, please consider how you may pay more promptly.

3.   With respect to the reports and appraisals included as Annexes to the prospectus, each contains the caveat in the first paragraph to the effect that it is a "liberal English translation and should not be construed as being identical in content to the original Spanish document…" While it may be acceptable to note that the original Spanish document controls, it is unclear what you mean by the reference to a "liberal" translation and the translations should in fact be the same in content as the original Spanish documents, other than the languages. Please revise for each Annex.

Questions and Answers About the Offers

Does the consideration for the U.S. Offer represent a premium…, page 5

4.   You state that the consideration for the Offers represents a premium of 9.6% over the closing price of Enel Generacion shares on November 28, 2017. We further note that the subscription price of Ch$82 per Enel Chile share appears higher than the (i) closing prices for Enel Chile shares reflected in your disclosure of historical comparative market price data on page 152; and (ii) closing price of Ch$70.67 per Enel Chile share on November 28, 2017. Please advise whether the 9.6% total premium consideration figure takes into account the premium that tendering Enel Generacion holders will be required to pay pursuant to the subscription condition, or if the 9.6% calculation was based on the assumption of all cash consideration in the Offers. Revise your disclosure accordingly.

Plans for Enel Generacion Following the Offers…, page 30

5.   Because of the significant differences with U.S. law on this point, consider revising to clarify what you state in your response to prior comment 16; unlike in a comparable U.S. offer, shareholders of Enel Generacion who do not tender into the Offers will not be "squeezed out" out in a second-step merger transaction.

Special Factors

Background of the Offers, page 46

6.   The summary on page 90 indicates that LarrainVial considered "a maximum debt for Enel Chile to maintain its credit rating… to determine the maximum cash percentage of the Offers." If this factor was considered by Enel Chile in determining the cash/subscription condition allocation in the Offers, revise your disclosure accordingly.

7.   We note your revised disclosure in response to comment 14, including that there was no negotiation with respect to the tender offer price or any other terms of the Reorganization. We note further that the board of directors of Enel Chile approved and adopted the general terms of the Reorganization, including the tender offer price, subscription price and the cash/subscription condition allocation at the meeting on November 14. Revise to explicitly state who established the specific terms of the Reorganization, including the Offers, and when.

8.   You state on page 52 that "Enel appointed a financial advisor for EGPL who was not engaged to prepare or deliver any reports or opinions." Notwithstanding the foregoing, please affirmatively state whether or not Enel, EGPL or any affiliate received any report, opinion or appraisal, written or oral, from such advisor materially related to the Rule 13E-3 transaction. Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A. In your response, please be sure to address what services and/or advice such advisor was engaged to perform for EGPL concerning the Reorganization. Based on your response, please also consider the applicability of Items 1015(b) and 1016(c) of Regulation M-A.

Position of Enel Generacion as to the Fairness of the Reorganization, page 62

9.   We note that the board of directors of Enel Generacion considered the Enel Chile U.S. Share/ADS Subscription Conditions when evaluating the fairness of the Offers and noted that such conditions would provide an opportunity to participate as shareholders in Enel Chile. We further note that the board recognized the fixed nature of the subscription price to be a potentially negative factor concerning the Reorganization. Please revise your disclosure on page 66 to address whether the board also considered the subscription price premium as a potentially negative factor concerning the Reorganization. Additionally, revise to address whether and how the board considered the 60/40% allocation between cash and, effectively, Enel Chile Shares, in reaching its fairness determination.

10.   We note the conclusion on page C-40 that "[u]nder [Banchile's] recommended valuation ranges, the [Reorganization] would contribute to the corporate interest of EGC shareholders that participate in the TO." Please address how Enel Generacion and the other filing persons relying on the Banchile Opinion were able to reach a fairness determination as to unaffiliated security holders of Enel Generacion given that Banchile's

scope of engagement was to provide an analysis of the Reorganization as a related party transaction and its stated conclusions do no separately address the impact of the Rule 13E-3 transaction on unaffiliated security holders of Enel Generacion. For example, if the foregoing was a potentially negative factor concerning the Reorganization considered by the board of directors of Enel Generacion, revise your disclosure on page 66.

11.   Refer to the disclosure in the first paragraph on page 63. Your disclosure states that the specified filing persons considered the reports and statements listed there. However, unlike the reports identified on the preceding page, Enel Generacion does not adopt these reports. Therefore, expand to explain how it analyzed each to come to its fairness determination.

12.   Refer to the last paragraph in this section on page 67 of the prospectus. The discussion required by Item 1014 of Regulation requires each filing person to describe and explain its analysis of the going private transaction. Therefore, please delete the statement that the foregoing discussion may not identify all of the factors considered and expand the body of the disclosure to include that additional discussion (if applicable).

Summary of Opinion of Independent Evaluation of Enel Generation (Banchile), page 70

13.   We note that the description of the material relationship between Banchile and Enel Generacion does not include a quantitative description of the fees paid or to be paid to such advisor by Enel Generacion. Please revise to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A. This comment also applies to the relationships between the Enel entities and the other financial advisors identified in the prospectus.

14.   You state that Banchile performed a valuation of Enel Generacion in order to, among other things, determine "a range for the terms and conditions of the Offers." Please revise to disclose specifically which terms of the Offers were evaluated.

15.   You state that, in preparing its opinion, Banchile reviewed certain financial projections. Please revise your disclosure to summarize all such projections, including the material assumptions that underlie such projections and any material limiting factors on the projected information, or include a cross-reference to elsewhere in the prospectus where such information is discussed. Additionally, explain how the filing persons determined that providing projections for (i) EGPL and its subsidiaries through 2026 and (ii) the main operational variables for Enel Generacion and EGPL through 2045 was reasonable. Refer to Item 10(b) of Regulation S-K and Item 1015(b)(6) of Regulation M-A.

16.   Based on the chart set forth on page C-21 and the brief narrative description on page 73 under "Methodology," Banchile appears to have used seven distinct valuation methods in its analysis. Please revise your summary to clearly describe each valuation methodology used by Banchile, the valuation conclusions derived therefrom and a clear summary of the analysis performed with respect to each such methodology. Refer to Item 1015(b)(6) of Regulation M-A.

17.   Please enhance your disclosure to describe any material assumptions made by Banchile in its analysis. In this regard, we note your disclosure on page C-24 which identifies several assumptions related to the companies' businesses, financial performance and other matters.

18.   Please revise to explain how Banchile developed its EBITDA multiples and range of discount rates in its discounted cash flow analysis.

19.   Please revise to identify all peer companies and precedent transactions referenced by Banchile and explain how such comparable companies and transactions were identified. Also disclose the data underlying the results used by Banchile in its analysis and show how that information resulted in the multiples/values disclosed.

Summary of Opinion of the Additional Independent Evaluator of Enel Generacion (ASSET Chile), page 75

20.   Page D-25 of the ASSET Chile report notes that it assumed a 10% holding discount for Enel Chile. Explain how ASSET Chile arrived at this discount rate and what it assumes.

21.   We note your disclosure on page 77 that ASSET Chile assumed "[a] tender offer premium of between 10-14% over the Market Price… being adequate for these types of transactions." Yet, based on the disclosure on page D-28, it appears that ASSET Chile actually analyzed tender offer premiums in comparable precedent transactions in order to determine a range of tender offer premiums consistent with market practice. Please advise or revise your disclosure accordingly. If ASSET Chile analyzed the tender offer premium, ensure your summary discloses its conclusions as well as a description of the analysis, any material assumptions, and the data underlying the results used by ASSET Chile, including how precedent tender offer transactions were identified.

22.   Based on the disclosure on pages D-33, it appears that ASSET Chile may have performed an analysis concerning the tender offer mix. Please advise and address whether any such analysis informed the 60/40% allocation determined by Enel Chile for the Offers. If so, revise the summary section accordingly to address this valuation methodology, including a description of ASSET Chile's conclusions, analysis and any underlying material assumptions.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3263, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Allen Miller, Esq.
    Sey-Hyo Lee, Esq.
    Winston & Strawn LLP